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May 8, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE:  RIVERSOURCE DIVERSIFIED INCOME SERIES, INC. (FILE NOS. 002-51586 /
     811-02503)
        N-CSR for the annual report for the period ended Aug. 31, 2008 for RiverSource Diversified Bond Fund

     RIVERSOURCE GLOBAL SERIES, INC. (FILE NOS. 033-25824 / 811-05696)
        N-CSR for the annual reports for the period ended Oct. 31, 2008 for the following series:
           RiverSource Global Technology Fund, Threadneedle Emerging Markets Fund and Threadneedle Global Equity Fund

     RIVERSOURCE GOVERNMENT INCOME SERIES, INC. (FILE NOS. 002-96512 /
     811-04260)
        N-CSR for the annual report for the period ended May 31, 2008 for RiverSource Short Duration U.S. Government Fund

     RIVERSOURCE HIGH YIELD INCOME SERIES, INC. (FILE NOS. 002-86637 /
     811-03848)
        N-CSR for the annual report for the period ended May 31, 2008 for RiverSource High Yield Bond Fund

     RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC. (FILE NOS. 333-64010 / 811-10427)
        N-CSR for the annual report for the period ended Oct. 31, 2008 for RiverSource Partners International Select Growth Fund

     RIVERSOURCE INVESTMENT SERIES, INC. (FILE NOS. 002-11328 / 811-00054)
        N-CSR for the annual report for the period ended Sept. 30, 2008 for RiverSource Balanced Fund

     RIVERSOURCE LARGE CAP SERIES, INC. (FILE NOS. 002-38355 / 811-02111)
        N-CSR for the annual reports for the period ended July 31, 2008 for the following series:
           RiverSource Growth Fund, RiverSource Disciplined Equity Fund, RiverSource Large Cap Equity Fund and RiverSource Large Cap Value Fund

     RIVERSOURCE MARKET ADVANTAGE SERIES, INC. (FILE NOS. 033-30770 / 811-05897)
        N-CSR for the annual report for the period ended Jan. 31, 2009 for the following series:
           RiverSource Portfolio Builder Conservative Fund, RiverSource Portfolio Builder Moderate Conservative Fund, RiverSource Portfolio Builder Moderate Fund, RiverSource Portfolio Builder Moderate Aggressive Fund, RiverSource Portfolio Builder Aggressive Fund and RiverSource Portfolio Builder Total Equity Fund

     RIVERSOURCE STRATEGY SERIES, INC. (FILE NOS. 002-89288 / 811-03956)
        N-CSR for the annual reports for the period ended March 31, 2008 for the following series:
           RiverSource Equity Value Fund and RiverSource Small Cap Advantage
           Fund

     SELIGMAN ASSET ALLOCATION SERIES, INC. (FILE NOS. 333-85111/ 811-09545)
        N-CSR for the annual report for the period ended Dec. 31, 2008 for the following series:
           Seligman Asset Allocation Aggressive Growth Fund, Seligman Asset Allocation Balanced Fund, Seligman Asset Allocation Growth Fund and Seligman Asset Allocation Moderate Growth Fund

     SELIGMAN COMMON STOCK FUND, INC. (FILE NOS. 002-10835 / 811-00234)
        N-CSR for the annual report for the period ended Dec. 31, 2008 for Seligman Common Stock Fund, Inc.

     SELIGMAN CORE FIXED INCOME FUND, INC. (FILE NOS. 333-63546 / 811-10423)
        N-CSR for the annual report for the period ended Sept. 30, 2008 for Seligman Core Fixed Income Fund, Inc.

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     SELIGMAN GLOBAL FUND SERIES, INC. (FILE NOS. 033-44186 / 811-06485)
        N-CSR for the annual report for the period ended Oct. 31, 2008 for the following series:
           Seligman Emerging Markets Fund, Seligman Global Growth Fund, Seligman Global Smaller Companies Fund, Seligman Global Technology Fund and Seligman International Growth Fund

     SELIGMAN GROWTH FUND, INC. (FILE NOS. 002-10836 / 811-00229)
        N-CSR for the annual report for the period ended Dec. 31, 2008 for Seligman Growth Fund, Inc.

     SELIGMAN HIGH INCOME FUND SERIES (FILE NOS. 002-93076 / 811-04103)
        N-CSR for the annual reports for the period ended Dec. 31, 2008 for the following series:
           Seligman High-Yield Fund and Seligman U.S. Government Securities Fund

     SELIGMAN INCOME AND GROWTH FUND, INC. (FILE NOS. 002-10837 / 811-00525)
        N-CSR for the annual report for the period ended Dec. 31, 2008 for Seligman Income and Growth Fund, Inc.

     SELIGMAN MUNICIPAL FUND SERIES, INC. (FILE NOS. 002-86008 / 811-03828)
        N-CSR for the annual report for the period ended Sept. 30, 2008 for the following series:
           Seligman Colorado Fund, Seligman Georgia Fund, Seligman Louisiana Fund, Seligman Maryland Fund, Seligman Massachusetts Fund, Seligman Michigan Fund, Seligman Minnesota Fund, Seligman Missouri Fund, Seligman National Fund, Seligman New York Fund, Seligman Ohio Fund, Seligman Oregon Fund and Seligman South Carolina Fund

     SELIGMAN MUNICIPAL SERIES TRUST (FILE NOS. 002-92569 / 811-04250)
     SELIGMAN NEW JERSEY MUNICIPAL FUND, INC. (FILE NOS. 033-13401 / 811-05126) SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES (FILE NOS. 033-05793 / 811-04666)
        N-CSR for the annual report for the period ended Sept. 30, 2008 for the following funds:
           Seligman Municipal Series Trust
              California High-Yield Fund, California Quality Fund, Florida Fund and North Carolina Fund
           Seligman New Jersey Municipal Fund, Inc.
           Seligman Pennsylvania Municipal Fund Series

     SELIGMAN VALUE FUND SERIES, INC. (FILE NOS. 333-20621 / 811-08031)
        N-CSR for the annual report for the period ended Dec. 31, 2008 for the following series:
           Seligman Large-Cap Value Fund and Seligman Smaller-Cap Value Fund

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on April 3, 2009 for the above-referenced Funds' annual reports filed on Form N-CSR for the periods indicated.

COMMENT 1: For the Seligman Municipal Funds' shareholder reports, please provide the management's discussion of fund performance (MDFP) separately for each Fund.

     RESPONSE: The Seligman Municipal Funds are generally managed in a consistent manner with regard to quality, duration and type of bonds. Where differences exist, they are commented upon if they have a significant effect on performance. For example, the last paragraph of the MDFP for the report including Seligman Municipal Series Trust notes the impact on various funds of their relative holdings of pollution control/industrial development bonds. Future reports will provide additional, separate commentary on specific Funds, as appropriate.

COMMENT 2: For applicable Fund shareholder reports, please revise the graph depicting the Fund's long-term performance to improve the ability to distinguish between the lines representing the Fund and its comparative indices.

     RESPONSE: The graph will be redesigned to better distinguish between the lines representing the Fund and its comparative indices. Design changes may include one or more of the following: varying line thickness and shading, minimizing the scale used for the vertical axis and increasing the frequency of plot points.

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COMMENT 3: In general, at fiscal year end or subsequent thereto, have the Funds experienced any issues with regard to liquidity, valuation, pricing or redemptions? If so, to what extent?

     RESPONSE: During the period, no Fund experienced liquidity issues impacting its investment operations or its ability to satisfy redemption requests, and no Fund experienced material pricing or valuation issues. Because of the volatility of the recent market environment, however, Fund management has spent increased time and effort to assess the adequacy and sufficiency of its pricing and valuation procedures.

COMMENT 4: In particular with regards to defaulted portfolio securities, at fiscal year end or subsequent thereto, have the Funds experienced any material issues with regard to pricing or liquidity? If so, to what extent?

     RESPONSE: During the period, no Fund experienced a material increase in its exposure to defaulted securities (i.e., no Fund experienced a liquidity issue as a result of defaulted portfolio securities), and there were no issues related to the pricing and valuation of such securities. Fund management continues to adhere to its process for monitoring defaulted portfolio securities.

COMMENT 5: With regards to securities on loan, please describe the Funds' policy with regard to the collateral received. Is the collateral invested? Have there been any problems with pricing of the collateral? Also, please explain whether the Funds' retain voting authority for securities on loan.

     RESPONSE: The RiverSource and Threadneedle Funds have a Securities Lending Agreement (the Agreement) with JPMorgan Chase Bank, National Association (JPMorgan) that authorizes JPMorgan as securities lending agent to lend securities to authorized borrowers on behalf of these Funds. In January 2009, the Board approved this Agreement be adopted for the Seligman Funds. The Seligman Funds will begin lending following their transition to JPMorgan as custodian, which is expected to occur in the second or third quarter 2009. All securities are eligible to be loaned. The Funds retain discretionary authority to recall securities on loan in order to vote proxies. The Funds have not had any issues with collateral including the pricing of collateral. Additional background regarding the securities lending program is included in the shareholder reports for those Funds that participate in the securities lending program substantially as follows.

     Pursuant to the Agreement, all loaned securities are initially collateralized in an amount equivalent to 102% (for securities denominated in U.S. dollars) or 105% (for all other securities) of the value of the loaned securities, including accrued interest in the case of fixed income securities. Collateral is maintained over the life of the loan thereafter in an amount not less than 100% of the market value of loaned securities, as determined at the close of each business day, except to the extent that a collateral shortfall is due to a diminution in the market value of authorized investments in which cash collateral is invested. Any additional collateral required to maintain those levels due to market fluctuations of the loaned securities is delivered the following business day. Collateral is either in the form of cash or U.S. government securities. Cash collateral received is invested by the lending agent on behalf of the Fund into authorized investments pursuant to the Agreement. The investments made with the cash collateral are listed on the Portfolio of Investments and the value of cash collateral received at period end is disclosed on the Statement of Assets and Liabilities along with the related obligation to return the collateral upon return of the securities loaned.

     Pursuant to the Agreement, the Fund receives income for lending its securities either in the form of fees or by earning interest on invested cash collateral, net of negotiated rebates paid to borrowers and fees paid to the lending agent for services provided and any other securities lending expenses. Income earned from securities lending is included in the Statement of Operations. The Fund also continues to earn interest and dividends on the securities loaned.

     Risks of delay in recovery of securities or even loss of rights in the securities may occur should the borrower of the securities fail financially. Risks may also arise to the extent that the value of the securities loaned increases above the value of the collateral received. JPMorgan will indemnify the Fund from losses resulting from a borrower's failure to return a loaned security when due. Such indemnification does not extend to losses

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     associated with declines in the value of cash collateral investments. Loans are subject to termination by the Funds or the borrower at any time, and are, therefore, not considered to be illiquid investments.

COMMENT 6: To the extent a Fund has a high rate of portfolio turnover, please highlight it in the MDFP.

     RESPONSE: Funds that have experienced a high rate of portfolio turnover during the last fiscal year will highlight the portfolio turnover in the MDFP.

COMMENT 7: Please supplementally describe the circumstances under which cash collateral for securities lending is held with the broker instead of the custodian.

     RESPONSE: JPMorgan acts as the custodian and the securities lending agent for the RiverSource Funds. As described above in the Response to Comment 5, it is currently anticipated that the Seligman Funds will begin participating in JPMorgan's securities lending program following their transition to JPMorgan as custodian, which is expected to occur in the second or third quarter 2009. Under the Agreement, JPMorgan holds cash collateral from securities lending for each Fund in a segregated account that is separate from each Fund's primary custodial accounts. Cash collateral is not held by brokers that receive loaned securities.

COMMENT 8: In the Notes to Portfolio of Investments, please include the percentage of Fund assets held in illiquid securities.

     RESPONSE: The percentage of Fund assets held in illiquid securities will be added to the applicable footnote to the list of Portfolio of Investments.

COMMENT 9: For the Seligman Fund shareholder reports, please explain whether mortgage dollar rolls are included in Fund borrowing.

     RESPONSE: The Seligman Funds account for mortgage dollar rolls as discrete transactions and record a gain or loss on the sale of the initial security purchased. The payable for the new security purchased is included within the line item "Payable for securities purchased" in the Statement of Assets and Liabilities. They are not treated as borrowings. If the settlement date of the new security purchased is beyond trade date + 3, the Fund segregates assets of equal or greater value to cover its purchase obligation.

COMMENT 10: For the RiverSource and Threadneedle Fund shareholder reports, supplementally explain what "worst of call options" are.

     RESPONSE: A worst-of-call option is an over-the-counter options contract comprised of a basket, or bundle, of call options all with the same expiration dates but for different underlying assets. On the expiration date, only the worst performing option (the option where the percentage move in the price of the underlying asset from trade date to expiration date is the least) will be exercised.

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In connection with the N-CSR filings identified above for the above-referenced
Registrants, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Christopher O. Petersen
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Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.